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18005145

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAR 01 2018
Washington DC
415

SEC FILE NUMBER
8-69089

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCFG Wealth Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28202 Cabot Road, Suite #300
(No. and Street)

Laguna Niguel	California	92677
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick Roberts (949) 365-5830
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd #120	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Steven L. Thornton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCFG Wealth Management, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Attached California Compliant Acknowledgment/Jurat

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (affirmed) before me on this 28 **day of** February **2017, by** Steven L. Thornton, **proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.**

C Parra **(Seal)**

C. PARRA, NOTARY PUBLIC
Commission Expires: October 1, 2019

C. PARRA
COMM. #2128643
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. OCT. 1, 2019

TITLE OF DOCUMENT: Oath or Affirmation

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

TCFG WEALTH MANAGEMENT, LLC

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors of TCFG Wealth Management, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of TCFG Wealth Management, LLC , as of December 31, 2017, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of TCFG Wealth Management, LLC, as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TCFG Wealth Management, LLC's management. My responsibility is to express an opinion on TCFG Wealth Management, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to TCFG Wealth Management, LLC's in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as TCFG Wealth Management, LLC's auditor since 2016.

Tarzana, California

February 26, 2018

TCFG WEALTH MANAGEMENT, LLC

Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$	184,011
Accounts receivable		103,000
Commissions receivable		14,108
Receivable from clearing organizations		8,522
Deposits from clearing organizations		50,000
Due from related party		4,450
Other assets		6,047
Total assets		370,138

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable	$	5,000
Commissions payable		12,698
Payable to clearing organizations		-
Total liabilities		17,698

MEMBER'S EQUITY:

Member's Equity		352,440
Total member's equity		352,440
Total liabilities and member's equity	$	370,138

TCFG WEALTH MANAGEMENT, LLC

Statement of Income
For the year ended December 31, 2017

REVENUES:	
Commissions - NFS	$ 622,113
Commissions - Alternative Investments	342,201
Commissions - Investment Banking	2,063,483
Commissions - Mutul Funds	162,471
Commissions - Other	445,854
Interest and dividend income	10,373
Other income	108,180
Total income	3,754,675
EXPENSES:	
Clearing fees	138,439
Commissions	2,787,387
Employee compensation and benefits	196,672
Legal and professional	24,522
Occupancy	17,580
Other operating expenses	328,159
Total expenses	3,492,760
INCOME BEFORE INCOME TAXES	261,915
INCOME TAX PROVISION (Note 2)	
Income tax expense	6,800
NET INCOME	$ 255,115

The accompanying notes are an integral part of these financial statements

TCFG WEALTH MANAGEMENT, LLC

Statement of Member's Equity
For the year ended December 31, 2017

	Total Member's Equity
Beginning balance January 1, 2017	$ 295,825
Distributions	(198,500)
Net income	255,115
Ending balance December 31, 2017	$ 352,440

TCFG WEALTH MANAGEMENT, LLC

Statement of Cash Flows
For the year ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income		$255,115
Adjustments to reconcile net income to net cash provided by operating activies:		
(Increase) decrease in:		
Accounts receivable		-$34,500
Commissions receivable		-$14,108
Recivable from clearing organizations		-$8,522
Other assets		-$6,047
Increase (decrease) in:		
Commissions payable		-$25,762
Payable to clearing organizations		-$10,351
	Total Adjustments	-$99,290
	Net cash provided by operating activities	$155,825

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions		-$198,500
Net cash used in financing activities		-$198,500
Decrease in cash		-$42,675
	Cash-beginning of period	$226,686
	Cash-end of period	$184,011

Supplemental diclosure of cash flow information

Cash paid during the year for:

	Interest	
	Income taxes	$800

Note 1-Nature of Business

TCFG Wealth Management, LLC (the "Company") was organized April 10, 2012 under the laws of Delaware. The Company is a licensed securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA")and the Securities Investor Protection Corporation ("SIPC"). The Company engages in a broad range of activities in the private wealth management, equity and fixed income capital markets, asset management and private equity businesses, including securities brokerage and asset management services.

The Company has a sole member, Certus Financial Group, LLC ("Certus").

The Company operates under the provisions of paragraph K (3) of Rule 15c3-3 of the SEC involving the sale of corporate securities and business brokerage activities and has claimed exemption from Rule 15c3- 3 ("Rule") under section (k)(2)(ii) of the SEC, and accordingly is exempt from the remaining provisions of that Rule.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management Review
The management has reviewed the results of operations for the period of time from its year end December 31, 2017 through February 26, 2018 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 2 - Significant Accounting Policies, continued

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a lability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 -quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;

Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

There were no levels to measure at December 31, 2017.

Revenue Recognition
Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Investment banking revenues include amounts earned from providing merger and acquisition or general advisory services. Revenue from investment banking is recognized as earned on a pro rata basis over the term of the contract, except that fees contingent on completion of a transaction are recognized at the time the transaction is completed and the income is reasonably determinable.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, accounts receivable and accounts payable and accrued expenses.

Income Taxes
The Company elected to be taxed as a partnership under the provisions of the Internal Revenue Code. As a result, all federal income tax liability or expense is paid by the sole member of the Company. The Company is subject to a minimum State of California Franchise Tax of $800 and a Gross Receipts Tax of $6,000.

The Company is generally no longer subject to tax examinations relating to federal and state tax returns beyond three years.

TCFG WEALTH MANAGEMENT, LLC
Notes to the Financial Statements
December 31, 2017

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Significant Provisions of the Company's Limited Liability Agreement

The equity interest of the Company is owned by one member, Certus, whom contributed $10,000 upon inception of the Company.

The Company's duration is perpetual and can be dissolved as a result of the following events: death, retirement, resignation, expulsion, bankruptcy or dissolution or the occurrence of any other event which terminates the continued membership of a member.

Note 4 - Related Party

The Company has an Agreement (the "TCFG Expense Sharing Agreement") with Certus for the payment of rent. During 2017, the Company reimbursed its sole member $17,580 in reimbursement for its pro rata share of rent pursuant to an TCFG Expense Sharing Agreement entered into in December 2012. As of December 31, 2017, the company was owed $4,450 from a related party.

Note 5 - Deposit with Clearing Organization

The Company maintains a deposit account with National Financial Services, LLC ("NFS") as part of the Company's contract for services. NFS requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un- hedged positions. As of December 31, 2017, the deposit balance was $50,000.

Note 6 - Commitments and Contingencies

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Note 7 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 8 to1. The Company had net capital and net capital requirements of $224,835 and $5,000 at December 31, 2017. The Company's aggregate indebtedness to net capital ratio was .08 in 2017.

Note 8 - Concentrations

During the year ended December 31, 2017, 47% of the Company's revenue was derived from one product or service.

TCFG WEALTH MANAGEMENT, LLC
Statement of Net Capital
Schedule I
For the year ended December 31, 2017

	Focus 12/31/17	Audit 12/31/17	Change
Members' equity, December 31, 2017	$ 399,030	$ 352,440	$ 46,590
Subtract - Non allowable assets:			
Accounts receivable	151,000	117,108	33,892
Due from related party	4,450	4,450	
Other assets	6,047	6,047	-
Tentative net capital	237,533	224,835	12,698
Haircuts			-
NET CAPITAL	237,533	224,835	(12,698)
Minimum net capital	5,000	5,000	
Excess net capital	$ 232,533	$ 219,835	(12,698)
Aggregate indebtedness	5,000	17,698	(12,698)
Ratio of aggregate indebtedness to net capital	0.02	0.08	

The differences between the
audit and Focus at December 31, 2017 are:
accounts reveivable were reduced by $33,892
commissions payable were increased by $12,698

TCFG WEALTH MANAGEMENT, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2017

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

Assertions Regarding Exemption Provisions

We, as members of management of TCFG Wealth Management ("the Company"), are responsible for compliance with the annual reporting requirementsunderRule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption reportprepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserveprovisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3,Paragraph(k)(2)(ii).

Statement RegardingMeeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period endingJanuary 1, 2017 through December 31, 2017.

TCFG WEALTH MANAGEMENT, LLC

By: ______________________________

Steven L. Thornton, Financial & Operations Principal

February 26, 2018

(Date)

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
TCFG Wealth Management, LLC
Laguna Niguel, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) TCFG Wealth Management, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which TCFG Wealth Management, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) TCFG Wealth Management, LLC, stated that TCFG Wealth Management, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. TCFG Wealth Management, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about TCFG Wealth Management, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 26, 2018

TCFG Wealth Management, LLC

Financial Statements and Supplemental Schedule
(with Report of Independent Registered Public
Accounting Firm Thereon)

December 31, 2017